FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                             ANNUAL GENERAL MEETING

At the Annual General Meeting of HSBC Holdings plc held on 26 May 2006, all resolutions were passed on a poll.

The following table shows the votes cast on each resolution:

Resolution                                                Total Votes For*     Total Votes Against         Votes

                                                                 (%)                   (%)                Withheld

1. To receive the Report and Accounts for 2005              4,480,852,415          21,235,648           107,249,007

                                                               (99.53)                (0.47)

2. To approve the Directors' Remuneration Report for        4,428,404,417          154,287,152           70,543,557
2005
                                                               (96.63)               (3.37)

3. (a) To re-elect The Baroness Dunn a Director             4,612,655,769          36,639,677            2,104,416

                                                               (99.21)               (0.79)

   (b)   To re-elect M F Geoghegan a Director               4,636,745,575          12,088,015            2,185,789

                                                               (99.74)               (0.26)

   (c)   To re-elect S K Green a Director                   4,536,123,455          96,828,783            18,179,417

                                                               (97.91)               (2.09)

   (d)   To re-elect Sir Mark Moody-Stuart a                4,626,583,848          22,231,763            2,202,512
      Director
                                                               (99.52)               (0.48)

   (e)   To re-elect S M Robertson a Director               4,635,200,010          11,818,080            2,264,832

                                                               (99.75)               (0.25)

   (f)    To re-elect H Sohmen a Director                   4,625,766,106          22,794,084            2,617,684

                                                               (99.51)               (0.49)

   (g)   To re-elect Sir Brian Williamson a Director        4,637,388,477          11,612,586            2,204,044

                                                               (99.75)               (0.25)

4.   To reappoint the Auditor at remuneration to be         4,581,736,221          25,270,259            46,246,917
determined by the Group Audit Committee
                                                               (99.45)               (0.55)

5.  To authorise the Directors to allot shares              4,588,458,934          60,705,949            6,033,860

                                                               (98.69)               (1.31)

6.    To disapply pre-emption rights (Special               4,593,975,127          54,420,754            6,831,574
Resolution)
                                                               (98.83)               (1.17)

7.    To authorise the Company to purchase its own          4,620,218,288          15,470,061            9,882,035
Ordinary Shares
                                                               (99.67)               (0.33)

8.    To increase the fees payable to each                  4,601,744,353          29,609,584            13,995,048
non-executive Director to GBP65,000 p.a.
                                                               (99.36)               (0.64)

* Includes discretionary votes

Copies of the special business resolutions passed at the Annual General Meeting have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at the address shown below:

UK Listing Authority, Document Viewing Facility:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. (0)20 7676 1000



Nicola Black

Assistant Secretary

020 7991 2652




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 May 2006